FOR IMMEDIATE RELEASE

February 25, 2009
ADVANTEST CORPORATION
Toshio Maruyama, Representative Board Director, President and CEO
 (Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
Executive Officer and
Vice President, Corporate Administration Group
Phone: + 81-(0)3-3214-7500

Notice with Respect to Implementation of Corporate Restructuring Aimed at Strengthening the Management Structure

Advantest Corporation (the “Company”) hereby announces its decision to implement corporate restructuring aimed at strengthening the management structure as follows.

1.	Corporate Restructuring

The business environment in the semiconductor industry in which the Company operates is showing increasing signs of becoming more severe, with semiconductor manufacturers becoming more proactive in their moves towards restructuring and mergers and acquisitions, in addition to showing increasingly greater inclination toward restraining or postponing their capital expenditures as a result of factors such as the accelerated deterioration of the global economy, which was triggered by the financial crisis, in addition to the poor results of operations of semiconductor manufacturers due to weakened semiconductor prices.

Until now, the Company worked towards reducing fixed costs by implementing initiatives to reduce costs and restrain capital expenditures.  However, because the semiconductor manufacturers have revised their earnings forecasts this year and there are concerns that the deterioration of the Company’s operating environment may continue into the long term, the Company has decided to implement corporate restructuring aimed at strengthening the management structure.

(1)	Achieving an Optimal Workforce

Establish a workforce of 3,400 Advantest group employees by March 31, 2009 by reducing the number of employees by approximately 1,200 from the total number of employees at the end of the fiscal year ended March 31, 2008 through non-renewal of contracts of part-time employees and voluntary retirement of full-time employees.

(2)	Reduce Personnel Expenses

a.  Directors and Officers:

Reduce directors’ and officers’ remuneration, in accordance with directors’ and officers’ duties by 50-60%, cease payment of bonuses.

b.  Management Level Employees:

Reduce salary of management level employees, in accordance with qualifications, by between 5-20%, cease payment of bonuses.

(3)	Selection and Focus of Businesses

【Review of Existing Businesses and Establishment of New Businesses】

-	Streamline the product lineup to account for future reductions and weakness in the market and conduct a review of unprofitable businesses, including downsizing the workforce.

-	Promote the development and establishment of new businesses by transferring a part of management resources to such businesses.

【Further Improve Efficiency in the Production/Development Process】

-	Further improve efficiency by integrating four subsidiaries that are involved in manufacturing and treating the process from production to shipping as a unified process.

-	Further improve efficiency in the software and application development processes by integrating four subsidiaries that are involved in software development.

【Commit to Reducing Fixed Costs Attributed to Infrastructure】

-	Commit to eliminating and consolidating operating bases and existing facilities and to reducing costs and restraining capital expenditures.

2.	Forecast

The Company anticipates that it will incur 25 billion yen in expenses associated with the aforementioned corporate restructuring, which will include achieving an optimal workforce, inventory valuation losses and impairment loss on fixed assets.  The Company also anticipates that it will reduce fixed costs by approximately 25 billion yen per year after the current fiscal period.

For information with respect to the earnings forecast for the fiscal year ending March 31, 2009, into which the aforementioned initiatives have been incorporated, please refer to “Earnings Forecast and Revision of the Dividend Forecast for the Fiscal Year Ending March 31, 2009”.

* Cautionary Statement with Respect to Forward-Looking Statements

This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information ─ Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.